[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

October 26, 2007

By Electronic Submission

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549-6010

Re:	Semtech Corporation
Form 10-K for the year ended January 28, 2007
Filed April 13, 2007
SEC File No. 001-06395

Dear Mr. Vaughn:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter dated October 15, 2007, relating to the Company’s Form 10-K for the year ended January 28, 2007 and Form 8-K dated August 28, 2007.

Form 10-K for the Fiscal Year Ended January 28, 2007

Item 6. Selected Financial Data, page 28

Supplemental Data on Stock-Based Compensation Expense, page 28

1.	We note your non-GAAP disclosures related to adjusted net income and adjusted earnings per share on page 29, which appear to be presented as performance measures. Please refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and address the following and revise future filings, as appropriate:

a)	As it appears that the measures exclude recurring items, tell us the usefulness of the measures and discuss the facts and circumstances that would support presentation of the non-GAAP measures.

The referenced non-GAAP net income and non-GAAP earnings per share (EPS) exclude stock based compensation which is a recurring item. See our response to 1.b) and 1.c) for additional information.

Mr. Kevin L. Vaughn

October 26, 2007

b)	Discuss the substantive reasons, in detail, why management believes the non-GAAP measures provide useful information to investors.

Management believes that the presentation of these non-GAAP measures enhances the user’s overall understanding of the Company’s comparable financial performance between periods. Additionally, some investors have specifically requested this information to better understand the financial performance and operations of the Company. Regulation FD prohibits issuers from disclosing material nonpublic information only to select persons. By proactively providing these non-GAAP measures, we help ensure our compliance with Regulation FD.

c)	Describe in detail the specific manner in which management uses the non-GAAP measures to conduct or evaluate its business.

These non-GAAP measures are among the metrics used in managing and evaluating the performance of the business. Stock based compensation expense is disregarded when management evaluates the Company’s operating performance against past periods and when budgeting and allocating resources for future periods. Non-GAAP net income and Non-GAAP EPS also assist management in understanding and evaluating the underlying baseline operating results and trends in the Company’s business. Management has also established employee and executive bonus plans that use non-GAAP operating income as the metric to determine, in part, the bonus payout.

d)	Explain the economic substance behind management’s decision to use the measures.

Stock-based Compensation expense consists of equity based compensation under FAS123R and APB25. We exclude these stock based compensation expenses and the related tax effects from our non-GAAP measures primarily because they are non-cash expenses which are not considered when evaluating and managing our core business operations.

e)	Discuss the material limitations associated with the use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measures.

We acknowledge that non-GAAP net income and non-GAAP EPS have material limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Additionally, our non-GAAP measures may not be comparable to the non-GAAP measures reported by other companies. The Company’s use of non-GAAP

Mr. Kevin L. Vaughn

October 26, 2007

measures, and the underlying methodology in excluding certain charges, is not necessarily an indication of the results of operations that may be expected in the future, or that the Company will not, in fact, incur such charges in future periods.

Management compensates for these limitations in non-GAAP measures by performing a comprehensive evaluation of our GAAP results. As part of this evaluation, we reconcile our non-GAAP measures to the most directly comparable GAAP measure.

For future filings, we will present stock-based compensation and the related tax effects in footnote form and will not mirror the presentation of Item 6.

Item 8. Financial Statements and Supplementary Data, page 47

Note 18, Acquisition, page 77

2.	We note the disclosure on page 77 that the allocation of the purchase price to the acquired assets and liabilities were based on their respective fair values, a portion of which was based on a valuation report performed by a third-party. While in future filings management may elect to take full responsibility for valuing the acquired assets and liabilities, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Beginning with our next 10-Q, we will delete the reference to the third party study, taking full responsibility for valuing the acquired assets and liabilities.

Form 8-K filed August 28, 2007

3.	We note that you present your non-GAAP measures in the form of non-GAAP statements of income. These formats may be confusing to investors as they also reflect numerous non-GAAP measures which have not been sufficiently described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

Mr. Kevin L. Vaughn

October 26, 2007

a)	To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

We will remove the non-GAAP statements of income from all future filings and documents furnished to the Commission and instead provide only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations. Additionally, in future earnings releases, we will enhance our disclosures under Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

b)	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Each applicable item of the Form 8-K (items 2.02, 7.01 and 9.01) contains a legend substantially similar to the following:

“The information contained in this Item 2.02 (including the exhibit hereto) is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Item 2.02 (including the exhibit hereto) shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference to this Item 2.02 in such filing.”

Your point is noted. We will not specifically incorporate any item of the Form 8-K into any 33 Act registration statement.

Semtech Corporation acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin L. Vaughn

October 26, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka Chukwu
Emeka Chukwu
Vice President, Finance and Chief Financial Officer
Semtech Corporation